[redacted]

11023008

KW 9/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Investors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1528 Walnut Street, Suite 510
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clarence Z. Wurts 215-772-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman & Company, PC
(Name – *if individual, state last, first, middle name*)

3103 Philmont Avenue, Suite 314 Huntingdon Valley, PA 19006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 9/18

OATH OR AFFIRMATION

I, Clarence Z. Wurts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Investors, Ltd., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TINA L. DAY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 19, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adelman & Company, PC
Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

INDEPENDENT AUDITORS' REPORT

Board of Directors
Philadelphia Investors, LTD.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Philadelphia Investors, LTD. (an S Corporation) as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Investors, LTD. (an S Corporation) as of June 30, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 8, 2011

Philadelphia Investors, LTD.

Statement of Financial Condition

June 30,	2011
ASSETS	
Cash and cash equivalents	$ 25,148
Equity securities owned, at market value	617,877
Furniture and equipment, at cost, less accumulated depreciation of $271,084	11,069
Prepaid expenses	10,186
Other assets	4,375
Total Assets	$ 668,655
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 19,792
Payable to clearing broker	73,683
Accounts payable and accrued expenses	6,500
Total Liabilities	99,975
SHAREHOLDERS' EQUITY	
Common stock, par value, $1 Authorized 1,000 shares; Issued and outstanding 100 shares	100
Additional paid in capital	991,188
Accumulated deficit	(422,608)
Total Stockholders' Equity	568,680
Total Liabilities and Stockholders' Equity	$ 668,655

See accompanying independent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Income

For the Year Ended June 30,	2011
Revenues	
Commission	$ 445,392
Interest income	16,621
Net gain on marketable securities	112,076
Total Revenues	574,089
Expenses	
Employees' salary and benefits	208,252
Commissions	105,194
Communication costs	30,787
Clearing corporation transaction and related costs	40,877
Registration and license	8,462
Occupancy costs	51,638
Depreciation expense	5,063
Professional fees	26,771
Interest	411
Other	35,722
Total Expenses	513,177
Net Income	$ 60,912

See accompanying independent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Cash Flow

Year Ended June 30 2011

	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2010	$ 100	$ 991,188	$ (480,563)	$ 510,725
Net Income			60,912	60,912
Distributions			(2,957)	(2,957)
Balance, June 30, 2011	$ 100	$ 991,188	$ (422,608)	$ 568,680

See accompanying independent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Cash Flows

For the Year Ended June 30,		**2011**
Operating Activities		
Net income	$	60,912
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation		5,063
Changes in assets and liabilities:		
(Increase) decrease in assets		
Equity securities owned		(109,435)
Prepaid expenses		(8,965)
Increase (decrease) in liabilities		
Commissions payable		961
Payables from clearing broker		82,781
Net cash provided by operating activities		31,317
Investing Activities		
Purchase of furniture and equipment		(7,510)
Net cash (used in) investing activities		(7,510)
Financing Activities		
Payments of distributions		(2,957)
Net cash (used in) financing activity		(2,957)
Increase in cash and cash equivalents		20,850
Cash and cash equivalents – beginning of year		4,298
Cash and cash equivalents – end of year	$	25,148
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	411

See accompanying independent auditors' report and notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of the Business
Philadelphia Investors, LTD. (the "Company") operates in Pennsylvania as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (the Pershing Division of Donaldson Lufkin & Jenrette – "Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting
Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable Securities
Marketable securities owned, consisting of equity securities, are valued at market value. The resulting differences between cost and market are included in the statement of operations.

Property, Equipment Depreciation and Amortization
Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated lives of the respective assets.

Income Tax Status – S Corporation
The Company, with the consent of its shareholders, has elected under Internal Revenue Code and Commonwealth of Pennsylvania Tax Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Note 2. Payable to Clearing Broker

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2011, substantially all of the marketable securities owned were positions with, and amounts payable to, this clearing broker. At June 30, 2011, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "the applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2011, the Company had net capital of $415,306 which was $315,306 in excess of its required net capital of $100,000. The Company's net capital ratio was 24.07% to 1.

Note 4. Commitments and Contingencies

Operating Lease Commitments

The Company is committed under one noncancellable operating lease that expires December 31, 2012. The minimum annual rental commitments under the lease are summarized as follows:

Years Ending June 30	Amount
2012	$ 47,318
2013	23,659
	$ 70,977

Rental expenses for all leases for the years ended June 30, 2011 totaled $53,923.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 6. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and cash equivalents, loans receivable, and commissions payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Note 7. Concentrations and Credit Risk

The Company places substantially all cash with one financial institution that is not FDIC or SIPC insured.

A third party custodian maintains the Company's investments. At June 30, 2011 the investments with this custodian were 43% concentrated in three equity securities.

One customer accounted for approximately 22% of the Company's commission income during the year ended June 30, 2011.

Note 8. Income Taxes

The Company adopted FASB Accounting Standards Codification ("ASC") 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. As of June 30, 2011, management believes there are no significant uncertain tax positions that would require a tax provision or related accruals for interest and penalties.

Note 8. Income Taxes (Continued)

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction, and Pennsylvania. For U.S. federal income tax purposes, all years prior to 2006 are closed. There are no current or pending tax examinations.

Note 9. Compensated Absences

A non-commission employee of the Company is entitled to paid vacation, paid sick days and personal days off, depending on length of service, and other factors. The amount of compensation for future absences is not material to the financial statements, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Supplementary Information

Philadelphia Investors, LTD.

Computation of Net Capital, Pursuant to Rule 15c3-1

June 30,	2011
Computation of Net Capital	
Stockholder's equity from statement of financial condition	$568,680
Liabilities subordinate to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	568,680
Deduction and/or charges:	
Total nonallowable assets	25,630
Net capital before haircuts on securities positions	543,050
Haircuts on securities positions	127,744
Net Capital	$415,306
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $99,975 pursuant to Rule 15c3-1	$6,665
Minimum dollar net capital requirements of reporting broker / dealer	100,000
Net capital requirement	100,000
Excess net capital	$315,306
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$99,975
Aggregated Indebtedness	$99,975
Ratio: Aggregate Indebtedness to Net Capital	24.07% to 1

See accompanying independent auditors' report and notes to financial statements.

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of Form X-17a-5 dated July 26, 2011 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

June 30, 2011

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Computation for Determination of Reserve Requirements under Rule 15

June 30, 2011

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Adelman & Company, PC
Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Philadelphia Investors, Ltd. (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 8, 2011

Philadelphia Investors, Ltd.
Year Ended June 30, 2011

Financial Statements

Philadelphia Investors, LTD.
(An S Corporation)

Report on Audited Financial Statements
Year Ended June 30, 2011

Philadelphia Investors, LTD.
(An S Corporation)

Report on Audited Financial Statements
Year Ended June 30, 2011

Philadelphia Investors, LTD.

Index